FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Stephen Brauer to lead Foster's Americas"

Released: 24 March 2009

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S GROUP

24 March 2009

STEPHEN BRAUER TO LEAD FOSTER'S AMERICAS

Foster's Group Limited (Foster's) today announced the appointment of Stephen Brauer to the role of Managing Director, Foster's Americas, effective 13 April 2009.

Stephen has over 20 years experience with global wine and spirits companies including Beam Global Spirits & Wine, Peak Wines, Seagram and most recently as General Manager, Pernod Ricard U.S.A.

"I am delighted to welcome Stephen to Foster's", Chief Executive Officer Ian Johnston said. "With over twenty years of US drinks industry experience, including 14 years in the Napa, Stephen is a proven performer."

"He has led the recent turnaround of the Pernod Ricard USA wine and champagne business"' Ian said. "I look forward to Stephen making a significant contribution as part of the Foster's leadership team."

Stephen holds a Masters in Business Administration from Harvard Business School and is married with three children.

A brief biography follows.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

Stephen Brauer
Managing Director, Foster's Americas

Stephen Brauer is a senior drinks executive with over twenty years experience with leading global wine and spirits companies, including Seagram, Peak Wines, Beam and Pernod Ricard. His professional background includes general management, marketing, sales and new business development.

Stephen joins Foster's from Pernod Ricard U.S.A. where he served as General Manager for the U.S. Wine and Champagne business and was a member of the Pernod Ricard U.S.A Executive Committee. In this role, he created a dedicated Wine Division and directed the turnaround of the company's wine and champagne business.

Stephen joined Pernod Ricard from Beam Global Spirits & Wine, where he acted as Chief Marketing and Strategy Officer for Beam Wine Estates and President of Peak Wines. Brauer was part of the executive team that successfully integrated the former Peak Wines and Allied Domecq wine companies following Beam's acquisition of Allied Domecq's US Wine Portfolio in July 2005.

Prior to joining Beam Global, Brauer held a series of progressively responsible positions during his 14 years at Seagram in the Napa Valley, culminating in his role as Senior Vice President Marketing and Executive Committee Member of Seagram Chateau & Estate Wines Company.

Stephen started his career in consumer products in 1985 as a brand manager with Del Monte and Specialty Brands in San Francisco and served as a research analyst in strategy consulting for Strategic Planning Associates, a Washington D.C. based management consulting firm.

Stephen holds a Masters in Business Administration from Harvard Business School and received a Bachelor of Arts in German and History from the University of North Carolina, Chapel Hill, where he was a Morehead Scholar.

A native of London, England, Stephen is fluent in French and German. He is married with three children.

Stephen joins Foster's effective 13 April 2009 and will be based at Foster's Americas Napa Offices.